EXHIBIT 7.1

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2010 and 2009 is as follows.

	As of March 31,
	2010	2009
	(Rs. millions)
Long term debt	204,397.4	116,185.9
Short term debt (including current portion)	218,754.3	319,628.6
Total debt (A)	423,151.7	435,814.5
Cash and cash equivalents (excluding cash under exchange control restriction)	61,230.3	22,827.2
Mutual fund units (current portion)	10,662.2	753.4
Total investible surplus (B)	71,892.5	23,580.6
Net debt (A - B)	351,259.2	412,233.9
Equity (including non-controlling interest)	102,222.8	38,725.8
Net debt/equity	3.4	10.6